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                           November 20, 2020

       Lisa Love
       Senior Vice President, General Counsel and Corporate Secretary Cincinnati Financial Corporation
       6200 S. Gilmore Road
       Fairfield, Ohio 45014

                                                        Re: Cincinnati
Financial Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed November 16,
2020
                                                            File No. 333-250112

       Dear Ms. Love:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance